SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  6 )*

Shutterstock, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

825690100
(CUSIP Number)

Jonathan Oringer Shutterstock, Inc. 350 Fifth Avenue, 21st Floor New York, NY 10118 (646) 766-1855
(Name, address and telephone number of person authorized to receive notices and communications)

December 8, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 825690100	Page 2 of 5

(1)	Names of reporting persons Jonathan Oringer
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 12,608,542 (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 12,608,542 (1)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 12,608,542 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 34.2% (2)
(14)	Type of reporting person (see instructions) IN

(1)The total number of shares includes 105,497 restricted stock units granted to the Reporting Person, each of which represents a contingent right to receive one share of common stock (“Common Stock”), par value $0.01 per share, of Shutterstock, Inc. (the “Issuer”). The restricted stock units will vest only if (i) the Reporting Person remains continuously employed by the Issuer until the fifth anniversary of the date of grant and (ii) the average 90-day closing price of the Common Stock equals or exceeds $161.88 for any 90 consecutive calendar days during the period commencing on the fifth anniversary of the date of grant and ending on the tenth anniversary of the date of grant, inclusive; provided that the Reporting Person remains continuously employed by the Issuer until the date of satisfaction of such condition.
(2)Based on a total of 36,826,707 shares of Issuer's Common Stock outstanding on December 8, 2021, which includes the Performance Shares (as defined below) and the Vested Options (as defined below).

EXPLANATORY NOTE: This Amendment No. 6 (“Amendment No. 6”) to Schedule 13D is being filed by Jonathan Oringer pursuant to Rule 13d-1(a) under Securities Exchange Act of 1934 to report certain material changes to Mr. Oringer’s beneficial ownership since the filing of the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 17, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1, dated August 5, 2020 (“Amendment No. 1”), as amended by Amendment No. 2, dated August 14, 2020 (“Amendment No. 2”), as amended by Amendment No. 3, dated January 4, 2021 ("Amendment No. 3"), as amended by Amendment No. 4, dated May 4, 2021 ("Amendment No. 4"), and as amended by Amendment No. 5, dated August 11, 2021 ("Amendment No. 5" and the Original Schedule 13D, together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and Amendment No. 5 the “Schedule 13D”). Information contained in the Schedule 13D remains effective except to the extent that it is amended, restated, or superseded by the information contained in this Amendment No. 6. All capitalized terms used herein and not otherwise defined in this Amendment No. 6 have the meaning set forth in the Schedule 13D.

CUSIP No. 825690100	Page 3 of 5

SCHEDULE 13D

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The outstanding shares of Common Stock currently beneficially owned by Mr. Oringer were acquired by Mr. Oringer over several years through various means, including (i) 12,162,327 shares issued to Mr. Oringer in connection with the Issuer’s initial public offering (“IPO Shares”), (ii) options to purchase, in the aggregate, 263,742 shares of Common Stock under the Issuer’s Amended and Restated 2012 Omnibus Equity Incentive Plan (the “2012 Plan”) that vest and are exercisable within 60 days hereof, granted to Mr. Oringer by the Issuer in connection with his service as the Issuer’s then Chief Executive Officer (the “Vested Options”), (iii) 105,497 restricted stock units, each of which represents a contingent right to receive one share of Common Stock under the 2012 Plan, granted to Mr. Oringer by the Issuer in connection with his service as the Issuer’s then Chief Executive Officer (“Performance Shares”), and (iv) 76,976 shares issued to Mr. Oringer upon the 2021 vesting of performance-based restricted stock unit awards granted in 2019 and 2020.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b)

Mr. Oringer beneficially owns an aggregate of 12,608,542 shares of Common Stock, representing approximately 34.2% of the outstanding Common Stock, as to which Mr. Oringer has sole dispositive and voting power. The ownership percentage set forth above is based upon 36,826,707 shares of Common Stock of the Issuer outstanding as of December 8, 2021. The total number of shares beneficially owned by Mr. Oringer includes 105,497 restricted stock units granted to Mr. Oringer, each of which represents a contingent right to receive one share of Common Stock. The restricted stock units will vest only if (i) Mr. Oringer remains continuously employed by the Issuer until the fifth anniversary of the date of grant and (ii) the average 90-day closing price of Common Stock equals or exceeds $161.88 for any 90 consecutive calendar days during the period commencing on the fifth anniversary of the date of grant and ending on the tenth anniversary of the date of grant, inclusive; provided that the Mr. Oringer remains continuously employed by the Issuer until the date of satisfaction of such condition.

(c)

During the past sixty days, the transactions set forth below were effected for Mr. Oringer’s account by Charles Schwab in the open market pursuant to the 2021 10b5-1 Plan. Each day's sales comprised open market transactions made on that day, and the price per share reported for each sale is the weighted average sales price. Mr. Oringer will provide upon request of the SEC staff the full information regarding the number of shares purchased or sold at each separate price.

CUSIP No. 825690100	Page 4 of 5

Date of Transaction	Number of Shares Sold	Price per Share
11/01/2021	14,542	120.68(1)
11/02/2021	13,884	118.89(2)
11/03/2021	15,549	119.82(3)
11/04/2021	14,279	120.90(4)
11/05/2021	16,322	122.25(5)
11/08/2021	13,590	123.86(6)
11/09/2021	18,611	121.66(7)
11/10/2021	15,388	118.49(8)
11/11/2021	7,835	118.82(9)
12/01/2021	23,817	111.90(10)
12/02/2021	16,319	111.37(11)
12/03/2021	37,597	104.34(12)
12/06/2021	21,797	108.27(13)
12/07/2021	18,536	114.01(14)
12/08/2021	11,934	114.49(15)

1.The transaction was executed in multiple trades at prices ranging from $119.69 to 122.26 per share.
2.The transaction was executed in multiple trades at prices ranging from $117.48 to 121.25 per share.
3.The transaction was executed in multiple trades at prices ranging from $117.17 to 121.50 per share.
4.The transaction was executed in multiple trades at prices ranging from $119.36 to 121.80 per share.
5.The transaction was executed in multiple trades at prices ranging from $120.78 to 124.57 per share.
6.The transaction was executed in multiple trades at prices ranging from $122.59 to 124.87 per share.
7.The transaction was executed in multiple trades at prices ranging from $120.29 to 124.91 per share.
8.The transaction was executed in multiple trades at prices ranging from $116.55 to 121.21 per share.
9.The transaction was executed in multiple trades at prices ranging from $117.64 to 119.99 per share.
10.The transaction was executed in multiple trades at prices ranging from $110.60 to 115.58 per share.
11.The transaction was executed in multiple trades at prices ranging from $109.91 to 112.52 per share.
12.The transaction was executed in multiple trades at prices ranging from $102.26 to 111.43 per share.
13.The transaction was executed in multiple trades at prices ranging from $102.53 to 110.36 per share.
14.The transaction was executed in multiple trades at prices ranging from $111.45 to 114.75 per share.
15.The transaction was executed in multiple trades at prices ranging from $112.77 to 115.32 per share.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to incorporate by reference the disclosure under Item 4 herein.

CUSIP No. 825690100	Page 5 of 5
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2021

/s/ Jonathan Oringer
Name: Jonathan Oringer